As filed with the Securities and Exchange Commission on February 26, 2010
Registration No. 333-

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form S-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933
EQUITY ONE, INC.
(Exact name of registrant as specified in its charter)

Maryland	52-1794271

(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)
1600 N.E. Miami Gardens Drive
North Miami Beach, Florida 33179
(305) 947-1664

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)
Jeffrey S. Olson, Chief Executive Officer
Equity One, Inc.
1600 N.E. Miami Gardens Drive
North Miami Beach, Florida 33179
(305) 947-1664

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies of communications to:

Arthur L. Gallagher, Esq.	Ira N. Rosner, Esq.
General Counsel	Greenberg Traurig, P.A.
Equity One, Inc.	1221 Brickell Avenue
1600 N.E. Miami Gardens Drive	Miami, Florida 33131
North Miami Beach, Florida 33179	Telephone: (305) 579-0500
Telephone: (305) 947-1664	Facsimile: (305) 579-0717
Facsimile: (305) 947-1734
     Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.
     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐
     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☑
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
     If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box. ☐
     If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box. ☐
     Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. ☐

Large accelerated filer ☐	Accelerated filer ☑
Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☐
CALCULATION OF REGISTRATION FEE

		Proposed Maximum
Title of Each Class	Amount to be	Offering Price Per	Proposed Maximum	Amount of
of Securities to be Registered	Registered	Unit(1)	Offering Price(1)	Registration Fee
Common Stock, par value $0.01 per share	536,601	$18.33	$9,835,896	$701.30

(1)	Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(c) of the Securities Act. Calculated based on the average high and low sales price of the Registrant’s Common Stock on the New York Stock Exchange on February 22, 2010.
     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to such Section 8(a), may determine.

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be an y sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

SUBJECT TO COMPLETION, DATED FEBRUARY 26, 2010
P R O S P E C T U S
536,601 Shares
Equity One, Inc.
Common Stock

     We are Equity One, Inc., a real estate investment trust formed as a corporation under the laws of the State of Maryland. The shares of common stock described in this prospectus are being offered for sale from time to time by the selling stockholder named herein. The selling stockholder, or its permitted transferees or other successors-in-interest may offer the shares from time to time through public or private transactions at prevailing market prices, at prices related to prevailing market prices or at privately negotiated prices. We will not receive any proceeds from the selling stockholder’s sale of such shares. You should read this prospectus, the applicable prospectus supplement, if any, and other offering materials carefully before you invest.
     Our common stock is listed on the New York Stock Exchange under the symbol “EQY.” On February 25, 2010, the last reported sale price of our common stock on the New York Stock Exchange was $18.69 per share.
     To preserve our status as a real estate investment trust for U.S. federal income tax purposes, we impose certain restrictions on the ownership of our common stock. See “Description of Common Stock — REIT Ownership Limitations.”

     Investing in our common stock involves risks. Before buying our common stock, you should carefully consider the Risk Factors contained in this prospectus and the documents we incorporate by reference, including our most recent annual report on Form 10-K, as updated or supplemented by subsequent quarterly reports on Form 10-Q and current reports on Form 8-K to the extent filed.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus or any accompanying prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

Prospectus dated      , 2010.

IMPORTANT INFORMATION ABOUT THIS PROSPECTUS
     This prospectus is part of a registration statement on Form S-3 that we filed with the United States Securities and Exchange Commission, or the SEC, under the Securities Act of 1933. This prospectus and any accompanying prospectus supplement do not contain all of the information included in the registration statement. For further information, we refer you to the registration statement, including its exhibits, filed with the SEC. Statements contained in this prospectus and any accompanying prospectus supplement about the contents of any document are not necessarily complete. If SEC rules require that a document be filed as an exhibit to the registration statement, please see such document for a complete description of these matters.
     This prospectus only provides you with a general description of the securities being offered. Each time the selling stockholder sells any of the offered shares, such selling stockholder will provide this prospectus and a prospectus supplement, if applicable, that will contain specific information about the terms of the offering. The prospectus supplement may also add, update or change any information contained in this prospectus. You should carefully read this prospectus, any prospectus supplement and any free writing prospectus related to the applicable securities that is prepared by us or on our behalf or that is otherwise authorized by us, together with the additional information described under the heading “Incorporation of Certain Documents by Reference.”
     You should rely only on the information contained or incorporated by reference in this prospectus, any prospectus supplement and any free writing prospectus related to these securities that is prepared by us or on our behalf or that is otherwise authorized by us. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We will not make an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information contained in this prospectus, any prospectus supplement, any free writing prospectus and the documents incorporated by reference herein and therein is accurate only as of their respective dates. Our business, financial condition, results of operations and prospects may have changed since those dates.
     Unless we have indicated, or the context otherwise requires, references in this prospectus to “Equity One,” “we,” “us,” “our,” or similar terms are to Equity One, Inc. and its subsidiaries.
     This prospectus offers for resale 536,601 shares of our common stock issued to Homburg Invest Inc. (the “Selling Stockholder”). The shares were issued pursuant to a stock exchange agreement with the Selling Stockholder, dated January 9, 2009 (the “Exchange Agreement”), pursuant to which we issued to the Selling Stockholder our shares in exchange for 766,573 ordinary shares of DIM Vastgoed N.V., a public company organized under the laws of the Netherlands, referred to as DIM, or depositary receipts in respect of such ordinary shares.

FORWARD-LOOKING INFORMATION
     Certain matters discussed in this prospectus and information incorporated by reference herein contain “forward-looking statements” for purposes of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are based on current expectations and are not guarantees of future performance.
     All statements other than statements of historical facts are forward-looking statements and can be identified by the use of forward-looking terminology such as “may,” “will,” “might,” “would,” “expect,” “anticipate,” “estimate,” “could,” “should,” “believe,” “intend,” “project,” “forecast,” “target,” “plan,” or “continue,” or the negative of these words or other variations or comparable terminology and are subject to certain risks, trends and uncertainties that could cause actual results to differ materially from those projected. Because these statements are subject to risks and uncertainties, actual results may differ materially from those expressed or implied by the forward-looking statements. We caution you not to place undue reliance on these statements, which speak only as of the date of this prospectus.
     Among the factors that could cause actual results to differ materially are:
•	general economic conditions, including the current recession, competition and the supply of and demand for shopping center properties in our markets;

•	risks that tenants will not remain in occupancy or pay rent, or pay reduced rent due to declines in their businesses;

•	interest rate levels and the availability of financing;

•	potential environmental liability and other risks associated with the ownership, development and acquisition of shopping center properties;

•	greater than anticipated construction or operating costs;

•	inflationary, deflationary and other general economic trends;

•	the success of our efforts to lease vacant space;

•	the effects of hurricanes and other natural disasters;

•	the effects of the consolidation for financial reporting purposes of the financial results and position of DIM, a public company organized under the laws of the Netherlands that operates as a closed-end investment company owning and operating a portfolio of 21 shopping center properties in the southeastern United States, of which we obtained majority voting control during the first quarter of 2009;

•	management’s ability to successfully combine and integrate the properties and operations of separate companies that we have acquired in the past or may acquire in the future;

•	impairment charges; and

•	other risks detailed from time to time in the reports filed by us with the SEC.
     Except for ongoing obligations to disclose material information as required by federal securities laws, we undertake no obligation to release publicly any revisions to any forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. All of the above factors are difficult to predict, contain uncertainties that my materially affect our actual results and may be beyond our control. New factors emerge from time to time, and it is not possible for our management to predict all of such factors or to assess the effect of each factor on our business.

     Although we believe that the assumptions underlying the forward-looking statements contained or incorporated by reference herein are reasonable, any of the assumptions could be inaccurate, and therefore any of these statements included in this document or in the documents incorporated by reference may prove to be inaccurate. In light of the significant uncertainties inherent in the forward-looking statements included in this document, the inclusion of this information should not be regarded as a representation by us or by any other person that the results or conditions described in such statements or our objectives and plans will be achieved.

PROSPECTUS SUMMARY
     This summary highlights selected information and does not contain all the information that is important to you. You should carefully read this prospectus, any applicable prospectus supplement and the documents to which we have referred to in “Incorporation of Certain Documents by Reference” for information about us and our financial statements.
The Company
     We are a real estate investment trust, or REIT, that owns, manages, acquires, develops and redevelops neighborhood and community shopping centers. As of September 30, 2009, our consolidated property portfolio comprised 180 properties, including 166 shopping centers consisting of an aggregate of approximately 18.9 million square feet of gross leasable area, or GLA, four development/redevelopment properties, six non-retail properties, and four parcels of land held for development. Included in our consolidated property portfolio are 21 shopping centers consisting of approximately 2.6 million square feet of GLA owned by DIM, the shares of which are listed on the NYSE Euronext Amsterdam. We acquired a controlling stake in DIM in January 2009. As of September 30, 2009, our core portfolio, which does not include DIM, was 90.1% leased and included national, regional and local tenants. As of September 30, 2009, the DIM properties were 91.1% leased.
     In addition, we own a 10% unconsolidated interest in GRI-EQY I, LLC, a joint venture that owns 10 neighborhood shopping centers totaling approximately 1.4 million square feet of GLA as of September 30, 2009. These properties were 93.0% leased as of September 30, 2009. We also own a 20% unconsolidated interest in G&I VI Investment South Florida Portfolio LLC, a joint venture that owns one office building and two neighborhood shopping centers totaling approximately 503,000 square feet of GLA. These properties were 66.8% leased at September 30, 2009.
     Our primary objective is to maximize stockholder value by generating sustainable cash flow growth and increasing the value of our real estate assets. To achieve our objective, we lease and manage our shopping centers primarily with experienced, in-house personnel. We acquire neighborhood or community shopping centers that either have leading anchor tenants or contain a mix of tenants which reflect the shopping needs of the communities they serve. We also develop and redevelop shopping centers on a tenant-driven basis, leveraging either existing tenant relationships or geographic and demographic knowledge while seeking to minimize risks associated with such development or redevelopment.
     We were organized as a Maryland corporation in 1992, completed our initial public offering in May 1998, and have elected to be taxed as a REIT since 1995. We maintain our principal executive and management office at 1600 N.E. Miami Gardens Drive, North Miami Beach, Florida 33179, in the Shops at Skylake. Our phone number is (305) 947-1664.
Recent Developments
     Repayment of DIM Mortgages. On October 1, 2009, we repaid two of DIM’s mortgage loans that were secured by DIM’s Carolina Pavilion property and that matured on that date. The aggregate balances of these loans at maturity were approximately $52.0 million, which were repaid from a combination of borrowings under our line of credit and available cash.
     Property Acquisitions. On October 29, 2009, we acquired Westbury Plaza, a 398,602 square foot shopping center located in Westbury, New York and anchored by Costco, Wal-Mart and other national big-box retailers for approximately $103.7 million. The purchase price was funded by available cash on hand, 1031 escrow deposits and borrowings from our line of credit.
     On November 16, 2009, we acquired a 22-acre property adjacent to Westbury Plaza for approximately $24.5 million. The purchase price was funded by available cash on hand, 1031 escrow deposits and borrowings from our line of credit.

     Dividend Policy. In an effort to maintain financial flexibility given our strategic growth objectives, on November 4, 2009, our Board of Directors announced our new dividend policy and declared a cash dividend of $0.22 per share of our common stock for the quarter ending December 31, 2009, payable on that date to stockholders of record on December 15, 2009. The $0.22 per share dividend represents an annualized rate of $0.88 per share compared to the previous annual dividend of $1.20 per share.
     Notes Offering. On December 9, 2009, we issued $250 million aggregate principal amount of our 6.25% senior unsecured notes due 2014 in an underwritten public offering. The net proceeds from the offering have been or will be used to reduce the outstanding balance under our unsecured revolving credit facility, to repay or reduce other indebtedness, including mortgage indebtedness on certain of our properties, and/or for general corporate purposes, including future acquisitions, redevelopments and developments.
The Offering

Common stock offered	536,601 shares. See “Selling Stockholder.”

Common stock outstanding	87,039,096 shares as of February 25, 2010, including 536,601 shares issued to the Selling Stockholder.

Use of proceeds	The Selling Stockholder will receive the proceeds from the sale of shares offered by this prospectus and the accompanying prospectus supplement, if any. We will receive none of the proceeds but will pay the expenses of this offering.

Risk factors	See “Risk Factors” and other information included or incorporated by reference in this prospectus and the accompanying prospectus supplement, if any, for a discussion of factors you should carefully consider before deciding to invest in our common stock.

NYSE symbol	EQY
See “Description of Common Stock” for additional information regarding the common stock to be sold pursuant to this prospectus.

RISK FACTORS
     An investment in our common stock involves significant risks. You should consult with your own financial and legal advisers and carefully consider, among other matters, the risks described in our most recent Annual Report on Form 10-K and the other documents incorporated herein by reference. You should carefully consider the risks described in those reports and the other information in this prospectus before you decide to buy our shares. The value of our shares could decline due to any of these risks, and you could lose all or part of your investment.
USE OF PROCEEDS
     We will not receive any proceeds from the Selling Stockholder’s sale of the shares of common stock described in this prospectus.
SELLING STOCKHOLDER
     Pursuant to the Exchange Agreement, on February 18, 2010 we issued to the Selling Stockholder 536,601 shares of our common stock in exchange for 766,573 DIM ordinary shares or depository receipts in respect thereof. Pursuant to the Exchange Agreement, in January 2009 we issued to the Selling Stockholder, and registered for its resale under the Securities Act, 866,373 shares of our common stock (none of which are offered hereby) in exchange for 1,237,676 DIM ordinary shares or depositary receipts in respect thereof. The foregoing issuances of our common stock were exempt from registration under the Securities Act pursuant to Section 4(2) thereof.
     The information contained in the table below in respect of the Selling Stockholder has been obtained from the Selling Stockholder and has not been independently verified by us. The information set forth in the following table regarding the beneficial ownership after resale of shares is based upon the assumption that the Selling Stockholder will sell all of the shares of common stock owned by it and covered by this prospectus.

Percentage of
	Number of	Shares			Percentage of
	Shares	Beneficially		Number of Shares	Shares Beneficially
	Beneficially	Owned Prior to	Number of Shares	Beneficially Owned	Owned After
Selling Stockholder	Owned	the Offering(1)	Offered	After Offering	Offering
Homburg Invest Inc.	536,601	*	536,601	0	*

*	Less than one percent

(1)	Percentage ownership calculation is based on 87,039,096 shares of common stock outstanding as of February 25, 2010, which includes 536,601 shares issued to the Selling Stockholder pursuant to the Exchange Agreement.

DESCRIPTION OF COMMON STOCK
     The following summarizes certain material terms and provisions of our common stock. It does not purport to be complete, however, and is qualified in its entirety by reference to Maryland law and by the actual terms and provisions contained in our charter and bylaws, each as amended and restated.
Overview
     Our charter authorizes our board of directors to issue 100,000,000 shares of common stock, par value $0.01 per share, and 10,000,000 shares of preferred stock, par value $0.01 per share. Our board of directors, without any action by our stockholders, may amend our charter to increase or decrease the aggregate number of shares of stock or the number of shares of stock of any class or series that we are authorized under our charter to issue, and may classify or reclassify any unissued shares of capital stock, common, preferred or otherwise, to provide for the issuance of capital stock in other classes or series of securities, to establish the number of shares of capital stock in each class or series and to fix the preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications and terms and conditions for each class or series or term.
     As of February 25, 2010, 87,039,096 shares of our common stock were issued and outstanding and no shares of preferred stock were outstanding. Subject to the New York Stock Exchange rules which require stockholder approval for certain issuances of securities, we may issue, generally without stockholder approval, from time to time, in one or more series, shares of capital stock of any class or series, or securities or rights convertible into shares of capital stock of any class or series, for such consideration as our board of directors may deem advisable, subject to any applicable limitations or restrictions under Maryland law or our charter or bylaws.
     The following description sets forth certain general terms and provisions of our common stock.
General Description of our Common Stock
     General. Subject to the provisions of our charter regarding ownership of shares of capital stock in excess of the aggregate ownership limits described below, unless otherwise provided for in a supplement to this prospectus, our shares of common stock have equal dividend, liquidation and other rights, have no preference or exchange rights and generally have no appraisal rights. Our common stockholders have no conversion, sinking fund or redemption rights, or preemptive rights to subscribe for any of our securities.
     Distributions. Subject to any preferential rights of any outstanding shares of preferred stock and to the provisions of our charter regarding ownership and transfer of shares, our common stockholders are entitled to receive distributions, when and as authorized by our board of directors, out of legally available funds.
     Voting Rights. Each outstanding share of common stock entitles the holder to one vote on all matters presented to stockholders for a vote, including the election of directors. Except as provided in the terms of any other class or series of stock, the holders of common stock possess the exclusive voting power, subject to the provisions of our charter regarding the ownership and transfer of shares of common stock, or such other limit as provided in our charter or as otherwise permitted by the board of directors.
     Liquidation Rights. Subject to the right of any holders of preferred stock to receive preferential distributions, if we are liquidated, each outstanding share of common stock will be entitled to participate pro rata in the assets remaining after payment of, or adequate provision for, all of our known debts and liabilities.
     Registrar and Transfer Agent. The registrar and transfer agent for our capital stock is American Stock Transfer & Trust Company.
REIT Ownership Limitations
     For us to qualify as a REIT under the Internal Revenue Code of 1986, as amended, or the Code, no more than 50% in value of the outstanding shares of our capital stock, common and preferred, may be owned, actually and constructively, during the last half of any taxable year by five or fewer “individuals,” which, as defined in the Code for this purpose, includes certain entities. In addition, if we, or an actual and constructive owner of 10% or more of the shares of our capital stock, own, actually or constructively, 10% or more of any of our tenants, the rent we receive from that “related party tenant” will not be qualifying income for purposes of determining whether we meet the requirements for qualification as a REIT under the Code unless the tenant is a taxable REIT subsidiary and specified requirements are met. A REIT’s shares also must be beneficially owned by 100 or more persons during at least 335 days of each taxable year of 12 months or during a proportionate part of a shorter taxable year.

     As a means of addressing these requirements, our charter provides that, subject to exceptions, no person may own, or be deemed to own, directly and by virtue of the constructive ownership provisions of the Code, more than 9.9% in value of the outstanding shares of our capital stock in the aggregate or more than 9.9% in value or number of shares, whichever is more restrictive, of the outstanding shares of our common stock. Under our charter, the board of directors may increase the ownership limits. In addition, our board of directors, in its sole discretion, may exempt a person from the ownership limits and may establish a new limit applicable to that person if that person submits to the board of directors certain representations and undertakings, including representations that demonstrate, to the reasonable satisfaction of the board, that such ownership would not jeopardize our status as a REIT under the Code.
     Our charter further prohibits any person from transferring any shares of our common or preferred stock if the transfer would result in the shares of our capital stock being owned by fewer than 100 persons or otherwise would cause us not to qualify as a REIT. If any other transfer of shares of our capital stock or any other event would otherwise result in any person violating the REIT ownership limits or otherwise cause us to fail to qualify as a REIT, our charter provides that the prohibited transferee would not acquire any right or interest in those shares. The shares transferred in violation of the ownership limit instead would be transferred automatically to a charitable trust, the beneficiary of which would be a qualified charitable organization we select. If the transfer to the charitable trust of the shares that were transferred in violation of the ownership limit is not automatically effective for any reason, the transfer that resulted in the violation of the ownership limit or that otherwise would cause us to fail to qualify as a REIT, would be void.
     The charitable trustee will have the sole right to vote the shares of stock that it holds, and any distributions paid on shares held by the charitable trustee would be paid to the beneficiary of the charitable trust. The trustee of the charitable trust would be required to sell the shares of stock transferred in violation of the ownership limit to a person or entity who could own the shares of stock without violating the ownership limit and to distribute to the prohibited transferee an amount equal to the lesser of the price paid by such person for the shares of stock transferred in violation of the ownership limit and the sales proceeds received by the charitable trust for the shares. In the case of a transfer for no consideration, such as a gift, the charitable trustee would be required to sell the shares of stock to a qualified person or entity and distribute to the prohibited transferee an amount equal to the lesser of the fair market value of the shares of stock on the date of the event causing the shares to be held in the trust and the sales proceeds received by the charitable trust for the shares.
     Under our charter, we, or our designee, would have the right to purchase the shares from the charitable trust at a price per share equal to the lesser of the price per share in the transaction that resulted in the transfer of the shares to the charitable trust, or, in the case of a devise or gift, the market price at the time of such devise or gift, and the market price of such shares on the date we, or our designee, were to agree to purchase the shares. Any proceeds derived from the sale of the shares in excess of the amount distributed to the prohibited transferee under these provisions would be distributed to the beneficiary of the charitable trust.
     All persons or entities who own, directly, indirectly and by virtue of the constructive ownership provisions of the Code, 5% or more (or such lower percentage as required by the Code or Treasury regulations) of the outstanding shares of our capital stock must give a written notice to us by January 30 of each year stating the name and address of such owner, the number of shares of our capital stock beneficially owned and a description of the manner in which such shares of capital stock are held. In addition, each such owner shall provide us with such additional information as we may request in order to determine the effect, if any, of such ownership on our status as a REIT and to ensure compliance with the ownership limits discussed above. Finally, each beneficial owner of shares of our capital stock and each person (including the stockholder of record) who is holding shares of our stock as a nominee for a beneficial owner must provide us with such information as we may request, in good faith, in order to determine our status as a REIT and to comply with requirements of any taxing authority or governmental authority or to determine such compliance.

     The foregoing restrictions on ownership and transferability would not apply if our board of directors were to determine that it is no longer in our best interests to attempt to qualify, or to continue to qualify, as a REIT under the Code.
Anti-takeover Effects of Maryland Law
     Statutory Takeover Provisions. Maryland law provides protection for Maryland corporations against unsolicited takeovers. The Maryland General Corporation Law provides that the duties of directors will not require them to:
•	accept, recommend, or respond to any proposal by a person seeking to acquire control;

•	make a determination under the Maryland Business Combination Statute or the Control Share Acquisition Statute, as described below;

•	authorize the corporation to redeem any rights under, modify or render inapplicable, a stockholders’ rights plan;

•	elect to be subject to any or all of the “elective provisions” described below; or

•	act or fail to act solely because of:
•	the effect the act or failure to act may have on an acquisition or potential acquisition of control; or

•	the amount or type of consideration that may be offered or paid to stockholders in an acquisition.
     Under Maryland law, there is a presumption that the act of a director satisfies the required standard of conduct. In the case of a Maryland corporation, a director must perform his or her duties in good faith, in a manner the director believes is in the best interests of the corporation and with the care that an ordinarily prudent person in a like position would use under similar circumstances. In addition, an act of a director relating to or affecting an acquisition or a potential acquisition of control is not subject under Maryland law to a higher duty or greater scrutiny than is applied to any other act of a director.
     Subtitle 8 of Title 3 of the Maryland General Corporation Law allows publicly held Maryland corporations to elect to be governed by all or any part of provisions of Subtitle 8 relating to extraordinary actions and unsolicited takeovers. The election to be governed by one or more of these provisions can be made by a Maryland corporation in its charter or bylaws or by resolution adopted by the board of directors, without a vote of stockholders, so long as the corporation has at least three directors who, at the time of electing to be subject to the provisions, are not:
•	persons seeking to acquire control of the corporation;

•	officers or employees of the corporation;

•	directors, officers, affiliates or associates of any person seeking to acquire control; or

•	nominated or designated as directors by a person seeking to acquire control.
     Articles supplementary must be filed with the State Department of Assessments and Taxation of Maryland if a Maryland corporation elects to be subject to any or all of these provisions by board resolution or bylaw amendment. Stockholder approval is not required for the filing of articles supplementary.
     Subtitle 8 provides that a corporation can elect to be subject to all or any portion of the following provisions notwithstanding any contrary provisions contained in the corporation’s existing charter or bylaws:
•	Classified Board: The corporation may divide its board into three classes which, to the extent possible, will have the same number of directors, the terms of which will expire at the third annual meeting of stockholders after the election of each such class;

•	Two-Thirds Stockholder Vote to Remove Directors: The stockholders may remove any director, as applicable, only by the affirmative vote of at least two-thirds of all the votes entitled to be cast by the stockholders generally in the election of directors;

•	Size of Board Fixed by Vote of Board: The number of directors, as applicable, will be fixed only by resolution of the board;

•	Board Vacancies Filled by the Board for the Remaining Term: Vacancies that result from an increase in the size of the board, or the death, resignation, or removal of a trustee or director, may be filled only by the affirmative vote of a majority of the remaining directors even if they do not constitute a quorum. Directors elected to fill vacancies will hold office for the remainder of the full term of the class of trustees or directors in which the vacancy occurred, as opposed to until the next annual meeting of stockholders, and until a successor is elected and qualified; and

•	Stockholder Calls of Special Meetings: Special meetings of stockholders shall be called by the secretary of the corporation only upon the written request of stockholders entitled to cast at least a majority of all votes entitled to be cast at the meeting.
     Although we have not specifically elected to be governed by Subtitle 8, our charter and bylaws, as applicable, contain provisions that are similar to several of those listed above. See “Provisions of our Charter and Bylaws that May Prevent Takeovers” below. Moreover, our board of directors may elect to be governed by Subtitle 8 in the future.
     Business Combinations with Interested Stockholders. The Maryland Business Combination Act provides that, unless exempted, a Maryland corporation may not engage in business combinations, including mergers, certain dispositions of its assets, issuances of shares and other specified transactions, with an “interested stockholder” or its affiliates, for five years after the most recent date on which the interested stockholder became an interested stockholder. Thereafter, unless the stockholders receive a minimum price, as defined under Maryland law, a business combination with an interested stockholder or its affiliates must be recommended by the board of directors and approved by (i) at least 80% of the outstanding voting shares entitled to be cast and (ii) at least two-thirds of the outstanding voting shares entitled to be cast, other than voting shares held by the interested stockholder or any of its affiliates. Under the statute, an “interested stockholder” generally is defined to mean a person or group which owns beneficially, directly or indirectly, 10% or more of the voting power of the corporation’s shares or an affiliate or an associate of the corporation who, at any time within the two year period prior to the date in question, was the beneficial owner of 10% or more of the voting power of the then outstanding voting stock of the corporation. A person is not an interested stockholder under the statute if the board of directors approved in advance the transaction by which that person otherwise would have become an interested stockholder. These requirements do not apply to a business combination with an interested stockholder or its affiliates if the business combination is exempted by the board of directors before the time the interested stockholder first became an interested stockholder.
     By resolution of our board of directors, we have exempted business combinations between us and any of our officers or directors or any affiliate of our officers or directors. Consequently, the five-year prohibition and the super-majority vote requirements of the Maryland Business Combination Act will not apply to those business combinations. As a result, these persons may be able to enter into business combinations with us that may not be in the best interest of our stockholders, without compliance with the super-majority vote requirements and the other provisions of the Statute.
     The business combination statute may discourage others from trying to acquire control of us and increase the difficulty of consummating any offer with respect to business combinations.
     Control Share Acquisitions. The Maryland Control Share Acquisition Act provides that shares of a Maryland corporation that are acquired in a “control share acquisition,” which is defined as the acquisition, directly or indirectly, of shares comprising (i) one-tenth or more, but less than one-third, (ii) one-third or more, but less than a majority or (iii) a majority or more of all shares with voting power in elections of directors, have no voting rights except:

•	if approved by stockholders by the affirmative vote of two-thirds of all the votes entitled to be cast on the matter, excluding shares owned by the acquiror, by officers or by directors who are employees of the corporation; or

•	if the acquisition of the shares has been approved or exempted at any time before the acquisition of the shares.
     Control shares do not include shares the acquiring person is then entitled to vote as a result of having previously obtained stockholder approval.
     A person who has made or proposes to make a control share acquisition may compel the board of directors of the corporation to call a special meeting of stockholders to be held within 50 days of demand to consider the voting rights of the shares. The right to compel the calling of a special meeting is subject to the satisfaction of certain conditions, including an undertaking to pay the expenses of the meeting. If no request for a meeting is made, the corporation may itself present the question at any stockholder meeting.
     If voting rights are not approved at the meeting or if the acquiring person does not deliver an acquiring person statement as required by the statute, then the corporation may redeem for fair value any or all of the control shares, except those for which voting rights have previously been approved. The right of the corporation to redeem control shares is subject to certain conditions and limitations. Fair value is determined, without regard to the absence of voting rights for the control shares, as of the date of the last control share acquisition by the acquiror or of any meeting of stockholders at which the voting rights of the shares are considered and not approved. If voting rights for control shares are approved at a stockholder meeting and the acquiror becomes entitled to vote a majority of the shares entitled to vote, all other stockholders may exercise appraisal rights. The fair value of the shares as determined for purposes of appraisal rights may not be less than the highest price per share paid by the acquiror in the control share acquisition.
     The control share acquisition statute does not apply to shares acquired in a merger, consolidation or share exchange if the corporation is a party to the transaction. The Maryland Control Share Acquisition Act is generally applicable to a Maryland corporation unless its charter or bylaws specifically provides that it shall be inapplicable. Our bylaws contain a provision exempting us from the Maryland Control Share Acquisition Act. There can be no assurance that this provision will not be amended or eliminated at any time in the future, thereby making our company subject to the act.
     Mergers, Consolidations, and Sale of Assets. Under Maryland law, a proposed consolidation, merger, share exchange or transfer of assets must be approved by the affirmative vote of two-thirds of all the votes entitled to vote on the matter, unless a greater or lesser proportion of votes (but not less than a majority of all votes entitled to be cast) is specified in the charter. Our charter reduces the vote requirement to a majority of the votes entitled to be cast.
     However, approval of a merger by stockholders is not required if there is no stock outstanding or subscribed for and entitled to be voted on the merger or if:
•	we are the surviving entity in the merger;

•	the merger does not reclassify or change the terms of any class or series of stock that is outstanding immediately before the merger becomes effective or otherwise require an amendment to the corporation’s charter; and

•	the number of shares of stock of such class or series outstanding immediately after the effective time of the merger does not increase by more than 20% of the number of shares of the class or series of stock that is outstanding immediately before the merger becomes effective.
     Under these circumstances, a majority vote of the entire board of directors is sufficient for approval.

Amendment to the Charter
     Our charter may be amended by the affirmative vote of the holders of a majority of all of the votes entitled to be cast on the matter; provided, however, that its provisions on the removal of directors and certain related provisions may be amended only by the affirmative vote of the holders of not less than two-thirds of all of the votes entitled to be cast on the matter.
Provisions of our Charter and Bylaws That May Prevent Takeovers
     Our charter and our bylaws contain provisions that may delay, defer or prevent a change in control of us and make removal of our management more difficult.
     Number of Directors; Removal of Directors; Vacancies. Our charter and bylaws provide that the board of directors may increase or decrease the number of directors, provided that the number thereof shall never be less than the minimum number required by Maryland law nor more than 15.
     Pursuant to our charter, subject to the rights of one or more classes or series of preferred stock to elect or remove one or more directors, any and all directors may be removed from office at any time, but only for cause, and by an affirmative vote of at least two-thirds of the votes entitled to be cast generally in the election of directors. Our charter defines “cause” to mean, with respect to any particular director, the conviction of a felony or a final judgment of a court of competent jurisdiction holding that the director caused demonstrable, material harm to us through bad faith or active and deliberate dishonesty.
     Under our bylaws, any vacancy on the board of directors for any cause other than an increase in the number of directors shall be filled by a majority of the remaining directors, even if such majority is less than a quorum. Any vacancy on the board of directors created by an increase in the number of directors may be filled by a majority vote of the entire board of directors. Any individual so elected as a director shall hold office until the next annual meeting of stockholders and until his successor is elected and qualifies.
     Stockholder Requested Special Meetings. Our bylaws provide that special meetings of stockholders may be called by the board of directors, the Chairman of the Board, the president or the chief executive officer. Special meetings of the stockholders may also be called by the secretary of the corporation upon the written request of the holders of shares entitled to cast not less than a majority of all the votes entitled to be cast at the meeting.
     Stockholder Action by Written Consent. As permitted by Maryland law, our stockholders may act by unanimous written consent.
     Advance Notice Provisions for Stockholder Nominations and Stockholder New Business Proposals. Our bylaws provide that with respect to an annual meeting of stockholders, nominations of individuals for election to the board of directors and the proposal of business to be considered by stockholders may be made only (i) pursuant to our notice of the meeting, (ii) by the board of directors or (iii) by a stockholder who is entitled to vote at the meeting and who has complied with the advance notice procedures of the bylaws. With respect to special meetings of stockholders, only the business specified in our notice of the meeting may be brought before the meeting. Nominations of individuals for election to the board of directors at a special meeting may be made only (i) pursuant to our notice of the meeting, (ii) by the board of directors or (iii) provided that the board of directors has determined that directors will be elected at the meeting, by a stockholder who is entitled to vote at the meeting and who has complied with the advance notice provisions of the bylaws.
     The foregoing provisions, together with the power of our board of directors to increase the number of shares we are authorized to issue, the power of the board of directors to issue preferred stock without further stockholder action and the restrictions on ownership and transferability of shares of our stock, may delay or frustrate the removal of incumbent directors or the completion of transactions that would be beneficial, in the short term, to our stockholders. The provisions may also discourage or make more difficult a merger, tender offer, other business combination or proxy contest, the assumption of control by a holder of a large block of our securities or the removal of incumbent management, even if these events would be favorable to the interests of our stockholders.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS
     The following is a general summary of the material U.S. federal income tax considerations applicable to us and our security holders and our election to be taxed as a REIT. It is not tax advice. This summary is not intended to represent a detailed description of the U.S. federal income tax consequences applicable to particular stockholders or security holders in view of their particular circumstances and is not intended to represent a description of the U.S. federal income tax consequences applicable to stockholders subject to special treatment under the U.S. federal income tax laws, including insurance companies, tax-exempt organizations, financial institutions and securities broker-dealers.
     The sections of the Code relating to our qualification and operation as a REIT are highly technical and complex. The following discussion sets forth the material aspects of the Code sections that govern the U.S. federal income tax treatment of a REIT and its security holders. The information in this section is based on the Code, current, temporary and proposed Treasury regulations promulgated under the Code, the legislative history of the Code, current administrative interpretations and practices of the Internal Revenue Service, or IRS, and court decisions, in each case as of the date of this prospectus. In addition, the administrative interpretations and practices of the IRS include its practices and policies as expressed in private letter rulings, which are not binding on the IRS except with respect to the particular taxpayers who requested and received those rulings. Future legislation, Treasury regulations, administrative interpretations and practices and court decisions may adversely affect the tax considerations described in this discussion. Any change could apply retroactively to transactions preceding the date of the change. Except as described below, we have not requested, and do not plan to request, any rulings from the IRS concerning our tax treatment or the treatment of our security holders, and the statements in this prospectus are not binding on the IRS or any court. Thus, we can provide no assurance that the tax considerations described in this discussion will not be challenged by the IRS or, if challenged, will be sustained by a court.
     You are urged to consult your own tax adviser regarding the federal, state, local, foreign and other tax consequences to you of the purchase, ownership and sale of our securities and our election to be taxed as a REIT.
Taxation of the Company as a REIT
General
     We elected to be taxed as a REIT under Sections 856 through 860 of the Code commencing with our taxable year beginning January 1, 1995, and we believe we have been organized and have operated in a manner that allows us to qualify for taxation as a REIT since then. We intend to continue to operate in this manner, but there is no assurance that we have operated or will continue to operate in a manner so as to qualify or remain qualified as a REIT.
     As a condition to the closing of each offering of securities offered by this prospectus, other than offerings of medium term notes and as otherwise specified in the applicable prospectus supplement, our tax counsel will render an opinion to the underwriters of that offering to the effect that, commencing with our taxable year that began January 1, 1995, we have been organized in conformity with the requirements for qualification as a REIT, and our method of operation has enabled us to meet, and our proposed method of operation will enable us to continue to meet, the requirements for qualification and taxation as a REIT under the Code. It must be emphasized that this opinion will be based on various assumptions and representations that we will make as to factual matters, including representations to be made in a factual certificate to be provided by one of our officers. In addition, this opinion will be based on our factual representations set forth in this prospectus and in any applicable prospectus supplement. Our tax counsel will have no obligation to update its opinion subsequent to the date it is rendered. Moreover, our qualification and taxation as a REIT depend on our ability to meet, through actual annual operating results, asset diversification, distributions and diversity of stock ownership, the various qualification tests imposed by the Code, discussed below, the results of which will not be reviewed by our tax counsel. Accordingly, no assurance can be given that our actual results of operations for any particular taxable year will satisfy those requirements. Further, the anticipated U.S. federal income tax treatment described in this prospectus may be changed, perhaps retroactively, by legislative, administrative or judicial action at any time.

     If we qualify for taxation as a REIT, we generally will not be required to pay U.S. federal corporate income tax on our net income that is currently distributed to our stockholders. This treatment substantially eliminates the “double taxation” that generally results from investment in a corporation. Double taxation means taxation once at the corporate level when income is earned and again at the stockholder level when the income is distributed. We will be required to pay U.S. federal income tax, however, as follows:
•	We will be required to pay tax at regular corporate rates on any undistributed real estate investment trust taxable income, including undistributed net capital gains.

•	We may be required to pay the “alternative minimum tax” on our items of tax preference.

•	If we have (1) net income from the sale or other disposition of foreclosure property that is held primarily for sale to customers in the ordinary course of business or (2) other non-qualifying income from foreclosure property, we will be required to pay tax at the highest corporate rate on that income. Foreclosure property is generally defined as property acquired by foreclosure or after a default on a loan secured by the property or a lease of the property.

•	We will be required to pay a 100% tax on any net income from prohibited transactions. Subject to a statutory safe harbor, prohibited transactions are, in general, sales or other dispositions of property, other than foreclosure property, held primarily for sale to customers in the ordinary course of business.

•	If we fail to satisfy the 75% gross income test or the 95% gross income test, as described below, but we have otherwise maintained our qualification as a REIT, we will be required to pay a 100% tax on an amount equal to (1) the greater of (a) the amount by which 75% of our gross income exceeds the amount of our gross income qualifying for the 75% gross income test, described below, and (b) the amount by which 95% (90% taxable years ending on or prior to December 31, 2004) of our gross income exceeds the amount of our gross income qualifying for the 95% gross income test, described below, multiplied by (2) a fraction intended to reflect our profitability.

•	If we fail to distribute during any calendar year at least the sum of (1) 85% of our real estate investment trust ordinary income for that year, (2) 95% of our real estate investment trust capital gain net income for that year and (3) any undistributed ordinary income and net capital gain from prior periods, we will be required to pay a 4% excise tax on the excess of that required distribution over the amounts actually distributed.

•	If we acquire any asset from a corporation that is or has been a C corporation in a transaction in which the basis of the asset in our hands is determined by reference to the basis of the asset in the hands of the C corporation, and we subsequently recognize gain on the disposition of that asset during the ten year period beginning on the date we acquired the asset, we will be required to pay tax at the highest regular corporate tax rate on the lesser of (1) the amount of that gain and (2) the excess of (a) the fair market value of the asset over (b) our adjusted basis in the asset, in each case determined as of the date we acquired the asset. A C corporation is generally defined as a corporation required to pay full corporate level tax.

•	After our taxable year ending December 31, 2005, if we fail to satisfy any of the REIT asset tests (described below) by more than a de minimis amount, due to reasonable cause, and we nonetheless maintain our REIT qualification because of specified cure provisions, we will be required to pay a tax equal to the greater of $50,000 and the highest corporate tax rate multiplied by the net income generated by the nonqualifying assets.

•	After our taxable year ending December 31, 2005, if we fail to satisfy any provisions of the Code that would result in our failure to qualify as a REIT (other than a violation of the REIT gross income or asset tests described below), and the violation is due to reasonable cause, we may retain our REIT qualification, but we will be required to pay a penalty of $50,000 for each failure.

•	If it is determined that amounts of certain income and expense were not allocated between us and a taxable REIT subsidiary (as defined herein) on the basis of arm’s length dealing, or to the extent we charge a taxable REIT subsidiary interest in excess of a commercially reasonable rate, we will be subject to a tax equal to 100% of those amounts.

     Requirements for Qualification. The Code defines a REIT as a corporation, trust or association:
(1)	that is managed by one or more trustees or directors;

(2)	that issues transferable shares or transferable certificates to evidence beneficial ownership;

(3)	that would be taxable as a domestic corporation but for Sections 856 through 859 of the Code;

(4)	that is not a financial institution or an insurance company within the meaning of the Code;

(5)	that is beneficially owned by 100 or more persons;

(6)	not more than 50% in value of the outstanding stock of which is owned, directly or constructively, by five or fewer individuals, including specified entities in certain circumstances, during the last half of each taxable year; and

(7)	that meets other tests, described below, regarding the nature of its income and assets and the amount of its distributions.
     The Code provides that conditions (1) through (4) must be met during the entire taxable year and that condition (5) must be met during at least 335 days of a taxable year of 12 months or during a proportionate part of a taxable year of less than 12 months. For purposes of condition (6), an “individual” generally includes a supplemental unemployment compensation benefit plan, a private foundation, or a portion of a trust permanently set aside or used exclusively for charitable purposes but does not include a qualified pension plan or profit sharing trust.
     We have satisfied condition (5) and believe that we have satisfied condition (6). In addition, our charter provides, and the articles supplementary for any series of preferred stock will provide, for restrictions on the ownership and transfer of our stock. Those restrictions are intended to assist us in continuing to satisfy the share ownership requirements described in conditions (5) and (6) above. The ownership and transfer restrictions pertaining generally to our common stock and preferred stock are described in “Description of Common and Preferred Stock — REIT Ownership Limitations” or, to the extent those restrictions differ from those described in this prospectus, those restrictions will be described in a prospectus supplement. There can be no assurance that those transfer restrictions in all cases will prevent a violation of the stock ownership provisions described in conditions (5) and (6) above. However, we will be treated as satisfying condition (6) for any taxable year for which we comply with the regulatory requirements to request information from our stockholders regarding their actual ownership of our shares, and we do not know, or exercising reasonable due diligence would not have known, that we failed to satisfy that condition. We intend to comply with those regulations. Failure to do so will subject us to a fine.
     In addition, a corporation may not elect to become a REIT unless its taxable year is the calendar year. We have a calendar taxable year.
     Ownership of Qualified REIT Subsidiaries and Interests in Partnerships. We own and operate a number of properties through subsidiaries. Section 856(i) of the Code provides that a corporation that is a “qualified REIT subsidiary” will not be treated as a separate corporation for U.S. Federal income tax purposes, and all assets, liabilities and items of income, deduction and credit of a “qualified REIT subsidiary” will be treated as assets, liabilities and items of income, deduction and credit of the REIT. Thus, in applying the requirements described herein, our “qualified REIT subsidiaries” will be ignored, and all assets, liabilities and items of income, deduction and credit of those subsidiaries will be treated as our assets, liabilities and items of income, deduction and credit.
     Treasury regulations provide that if we are a partner in a partnership, we will be deemed to own our proportionate share of the assets of the partnership. In addition, we will take into account the income of the partnership attributable to our proportionate interest in the partnership. The assets and gross income of the partnership will retain the same character in our hands for purposes of Section 856 of the Code, including satisfying the asset tests and gross income tests described below. The treatment described above also applies to limited liability companies that are treated as partnerships. Thus, our proportionate share of the assets, liabilities and items of income of the partnerships and limited liability companies that are treated as partnerships in which we are a partner or a member, respectively, will be treated as our assets, liabilities and items of income for purposes of applying the income tests and asset tests applicable to a REIT.

     Income Tests. We must satisfy two gross income requirements annually to maintain our qualification as a REIT:
•	First, in each taxable year, we generally must derive at least 75% of our gross income, excluding gross income from prohibited transactions, from (a) investments relating to real property or mortgages on real property, including rents from real property or interest on mortgage loans or (b) certain types of temporary investments.

•	Second, in each taxable year, we generally must derive at least 95% of our gross income, excluding gross income from prohibited transactions, from (a) the real property investments that qualify for the 75% test and (b) dividends, interest or gain from the sale or disposition of stock or securities.
     For these purposes, the term “interest” generally does not include any amount received or accrued, directly or indirectly, if the determination of that amount depends in whole or in part on the income or profits of any person. However, an amount received or accrued generally will not be excluded from the term “interest” solely by reason of being based on a fixed percentage or percentages of receipts or sales.
     Rents we receive will qualify as “rents from real property” in satisfying the gross income requirements for a REIT only if the following conditions are met:
•	First, the amount of rent is not based in whole or in part on the income or profits of any person. However, an amount generally will not be excluded from the term “rents from real property” solely by reason of being based on a fixed percentage or percentages of receipts or sales.

•	Second, neither we nor an actual or constructive owner of 10% or more of our stock owns, actually or constructively, 10% or more of the equity interests in the tenant.

•	Third, rent attributable to personal property leased in connection with a lease of real property is not greater than 15% of the total rent received under the lease. If this condition is not met, the portion of the rent attributable to personal property will not qualify as “rents from real property.”

•	Finally, we generally must not operate or manage our property or furnish or render services to our tenants except through (i) a taxable REIT subsidiary (described below) or (ii) an “independent contractor” that satisfies certain stock ownership restrictions, that is adequately compensated and from whom we derive no income. We are not required to use a taxable REIT subsidiary or independent contractor, however, to the extent that any service we provide, referred to as a “permissible service”, is “usually or customarily rendered” in connection with the rental of space for occupancy only or is not considered “rendered to the occupant” of the property. Rents received generally will qualify as rents from real property notwithstanding the fact that we provide services that are not permissible services so long as the amount received for those services meets a de minimis standard. The amount received for impermissible services with respect to a property (or, if services are available only to certain tenants, possibly with respect to those tenants) cannot exceed one percent of all amounts we receive, directly or indirectly, with respect to that property (or, if services are available only to certain tenants, possibly with respect to those tenants). The amount that we will be deemed to have received for performing impermissible services will be the greater of the actual amounts received and 150% of our direct cost of providing those services.
     We generally do not intend to receive rent that fails to satisfy any of the foregoing conditions unless, based on the advice of our tax counsel, doing so will not jeopardize our status as a REIT.
     Recent legislation provides that the numerator and denominator of the income tests will not include (1) income from a hedging transaction entered into after July 30, 2008 primarily to manage the risk of (a) interest rate changes with respect to borrowings to acquire or carry real estate assets or (b) currency fluctuations with respect to an item of qualifying income under the 95% or 75% income test or (2) most real estate-related foreign currency gain recognized after July 30, 2008 (provided it is not derived from substantial and regular trading or dealing in securities). Changes were also made to the asset tests, foreclosure property and prohibited transaction provisions of the Code to conform to the change in the rules on foreign currency gain.

     If we fail to satisfy one or both of the 75% or 95% gross income tests for any taxable year, we nevertheless may qualify as a REIT if we are entitled to relief under the Code. Generally, we may avail ourselves of the relief provisions if:
•	our failure to satisfy the gross income tests was due to reasonable cause and not willful neglect;

•	we file with the IRS a schedule of the sources of our income after discovering a failure to meet a gross income test (or, for our taxable years ending before 2005, we attach that schedule to our U.S. federal income tax return); and

•	for taxable years beginning before Oct. 23, 2004, any incorrect information on the schedule is not due to fraud with intent to evade tax.
     It is not possible to predict whether in all circumstances we would be entitled to the benefit of the relief provisions. As discussed above under “- General,” even if the relief provisions apply, a 100% tax would be imposed with respect to our non-qualifying income, and if the relief provisions do not apply to a particular set of circumstances, we will not qualify as a REIT.
     Prohibited Transaction Income. Any gain that we realize on the sale of any property held as inventory or other property held primarily for sale to customers in the ordinary course of business will be treated as income from a prohibited transaction that is subject to a 100% penalty tax. Prohibited transaction income may also have an adverse effect on our ability to satisfy the income tests for qualification as a REIT. Under existing law, subject to a statutory safe harbor, whether property is held as inventory or primarily for sale to customers in the ordinary course of business is a question of fact that depends on all the facts and circumstances with respect to a particular transaction. We hold our properties for investment with a view to long-term appreciation, we are engaged in the business of acquiring, developing, owning and operating our properties and we make occasional sales of properties consistent with our investment objectives. There can be no assurance, however, that the IRS might not contend that one or more of those sales is subject to the 100% penalty tax.
     Asset Tests. To maintain our qualification as a REIT we must also satisfy, at the close of each quarter of each taxable year, the following tests relating to the nature and diversification of our assets.
•	At least 75% of the value of our total assets must be represented by real estate assets, cash and cash items (including receivables) and government securities.

•	No more than 20% of the value of our total assets (25% starting in 2009) may be securities of one or more taxable REIT subsidiaries (described below).

•	Except for equity investments in REITs, qualified REIT subsidiaries or taxable REIT subsidiaries or other securities that qualify as “real estate assets” for purposes of the 75% asset test:
•	the value of any one issuer’s securities we own may not exceed 5% of the value of our total assets;

•	we may not own more than 10% of any one issuer’s outstanding voting securities; and

•	we may not own more than 10% of the total value of any one issuer’s outstanding securities.

     The Code provides a safe harbor under which certain types of debt securities are not treated as “securities” for purposes of the 10% value test described above, including, generally, straight debt securities (including straight debt that provides for certain contingent payments) unless we hold (either directly or through our “controlled” taxable REIT subsidiaries) certain other securities of the same corporate or partnership issuer that have an aggregate value greater than 1% of that issuer’s outstanding securities, any loan to an individual or an estate, certain rental agreements calling for deferred rents or increasing rents that are subject to Section 467 of the Code, other than with certain related persons, any obligation to pay rents from real property under the 75% and 95% gross income tests, securities issued by a state or any political subdivision of a state, the District of Columbia, a foreign government, any political subdivision of a foreign government, or the Commonwealth of Puerto Rico, but only if the determination of any payment received or accrued under the security does not depend in whole or in part on the profits of any person not described in this category, or payments on any obligation issued by such an entity, securities issued by another REIT and other arrangements identified in Treasury regulations (which have not yet been issued or proposed). In addition, a REIT’s interest as a partner in a partnership is not considered a “security” for purposes of applying the 10% value test to securities issued by the partnership, any debt instrument issued by the partnership (other than straight debt or other excluded security) will not be considered a security issued by the partnership if at least 75% of the partnership’s gross income is derived from sources that would qualify for the 75% REIT gross income test, and any debt instrument issued by a partnership (other than straight debt or other excluded security) will not be considered a security issued by the partnership to the extent of the REIT’s interest as a partner in the partnership. If the partnership fails to meet the 75% gross income test, the debt instrument issued by the partnership nevertheless will not be treated as a “security” to the extent of our interest as a partner in the partnership. In addition, in looking through any partnership to determine our allocable share of any securities owned by the partnership, our share of the assets of the partnership, solely for purposes of applying the 10% value test in taxable years beginning on or after January 1, 2005, will correspond not only to our interest as a partner in the partnership but also to our proportionate interest in certain debt securities issued by the partnership.
     We may hold one or more assets (or provide services to tenants) through one or more taxable REIT subsidiaries. To treat a subsidiary as a taxable REIT subsidiary, we and the subsidiary must make a joint election by filing a Form 8875 with the IRS. We and IRT Capital Corporation II, Southeast U.S. Holdings, Inc. and Southeast U.S. Holdings, B.V. have made joint elections to treat IRT Capital Corporation II, Southeast U.S. Holdings, Inc. and Southeast U.S. Holdings, B.V. as our taxable REIT subsidiaries. A taxable REIT subsidiary will pay tax at the corporate rates on its earnings, but those earnings may include types of income that might jeopardize our REIT status if we earned it directly. We may hold up to 100% of the stock in a taxable REIT subsidiary. To prevent the shifting of income and expenses between us and a taxable REIT subsidiary, the Code imposes on us a tax equal to 100% of certain items of income and expense that are not allocated between us and the taxable REIT subsidiary at arm’s length. The 100% tax is also imposed to the extent we charge a taxable REIT subsidiary interest in excess of a commercially reasonable rate. In the case of a qualified lodging facility (like a hotel) leased by a REIT (directly or indirectly) to a taxable REIT subsidiary, the lease payments will not qualify as REIT-qualified rental income unless the property is operated on behalf of the taxable REIT subsidiary by an independent contractor. Moreover, at the time it enters into the operating agreement, the independent contractor must be actively engaged in the trade or business of operating qualified lodging facilities for persons not related to the REIT or the taxable REIT subsidiary.
     We may also hold one or more of our assets through one or more corporate subsidiaries that satisfy the requirements to be treated as “qualified REIT subsidiaries.” A qualified REIT subsidiary is disregarded for federal income tax purposes, which means, among other things, that for purposes of applying the gross income and asset tests, all assets, liabilities and items of income, deduction and credit of the subsidiary will be treated as ours. A subsidiary is a qualified REIT subsidiary if we own all the stock of the subsidiary. We may also hold one or more of our assets through other entities that may be disregarded for federal income tax purposes, for example, limited liability companies (LLCs) in which we are the only member.
     Finally, as described above, we may hold one or more of our assets through one or more partnerships. For purposes of applying the REIT asset and gross income qualification tests, and in other instances, Treasury regulations will treat us as owning a proportionate share of a partnership’s gross income and assets based on our percentage ownership of that partnership’s capital. For this reason, if we own any percentage of the capital interests in a partnership that we do not control, we may be unable to avoid sharing in that partnership’s non-REIT-qualifying assets and income.

     For taxable years commencing on or after January 1, 2005, if we fail to satisfy the 5% or 10% asset tests described above after a 30 day cure period prescribed in the Code, we will be deemed to have met those tests if the value of our non-qualifying assets is de minimis (that is, that value does not exceed the lesser of 1% of the total value of our assets at the end of the applicable quarter and $10,000,000) and we dispose of the non-qualifying assets (or otherwise cure that failure) within six months after the last day of the quarter in which the failure to satisfy the asset tests is discovered. For violations due to reasonable cause and not willful neglect that are in excess of the de minimis exception described above, we may avoid disqualification as a REIT under any of the asset tests, after the 30 day cure period, by disposing of sufficient assets (or otherwise curing that failure) to meet the asset tests within that six month period, paying a tax equal to the greater of $50,000 and the highest corporate tax rate multiplied by the net income generated by the non-qualifying assets and disclosing certain information to the IRS. If we cannot avail ourself of these relief provisions, or if we fail to timely cure any noncompliance with the asset tests, we would cease to qualify as a REIT.
     If we satisfy the asset tests at the close of any quarter, we will not lose our REIT status if we fail to satisfy the asset tests at the end of a later quarter solely because of changes in asset values. If our failure to satisfy the asset tests results, either in whole or in part, from an acquisition of securities or other property during a quarter, the failure can be cured by disposing of sufficient non-qualifying assets within 30 days after the close of that quarter. We intend to maintain adequate records of the value of our assets to ensure compliance with the asset tests and to take any other action within 30 days after the close of any quarter as may be required to cure any noncompliance. In some instances, however, we may be compelled to dispose of assets that we would prefer to retain.
     Annual Distribution Requirements. To maintain our qualification as a REIT, we are required to distribute dividends, other than capital gain dividends, to our stockholders in an amount at least equal to (1) the sum of (a) 90% of our REIT taxable income and (b) 90% of our after-tax net income, if any, from foreclosure property, (2) minus the excess of the sum of specified items of non-cash income items over 5% of our REIT taxable income.
     For purposes of the foregoing tests, our REIT taxable income is computed without regard to the dividends paid deduction and our net capital gain. Non-cash income items include cancellation of indebtedness income, income attributable to leveled stepped rents, original issue discount, certain income with respect to a residual interest in a real estate mortgage investment conduit and gain recognized on a like-kind exchange that is later determined to be taxable. We believe we have made, and intend to continue to make, timely distributions sufficient to satisfy these annual distribution requirements.
     We must pay these distributions in the taxable year to which they relate or in the following taxable year provided we declare them before we timely file our tax return for the year to which they relate and provided we pay them within the 12-month period following the close of that taxable year and not later than the date of the first regular dividend payment made after that declaration. The amount distributed must not be preferential, that is, each holder of shares of common stock and each holder of shares of each class of preferred stock must receive the same distribution per share. To the extent we distribute at least 90%, but less than 100%, of our REIT taxable income, as adjusted, or less than all of our net capital gain, we will be subject to tax on the undistributed amounts at regular corporate tax rates. For the 2009 tax year, Revenue Procedure 2008-68 permits a REIT to pay the distributions required to qualify as a REIT under the Code in its own stock, rather than cash, subject to certain limitations.
     We expect our REIT taxable income to be less than our cash flow because of depreciation and other non-cash charges included in computing our REIT taxable income. Accordingly, we anticipate that we generally will have sufficient cash or liquid assets to enable us to satisfy our distribution requirement. However, it is possible that, from time to time, we may not have sufficient cash or other liquid assets to meet the distribution requirement due to timing differences between the actual receipt of income and actual payment of deductible expenses and the inclusion of that income and deduction of those expenses in arriving at our taxable income. In the event those timing differences occur, in order to meet the distribution requirement, we may find it necessary to arrange for short-term, or possibly long-term, borrowings or to pay dividends in the form of taxable stock dividends.
     We may be able to rectify a failure to meet the distribution requirement for a year by distributing “deficiency dividends” in a later year which may be included in our deduction for dividends paid for the earlier year. Thus, we may be able to avoid being taxed on amounts distributed as deficiency dividends. We will be required, however, to pay interest based on the amount of any deduction claimed for deficiency dividends, and we would be subject to any applicable penalty provisions.

     To the extent we fail to distribute our net capital gain, and to the extent we distribute at least 90%, but less than 100%, of our REIT taxable income, as adjusted, we will be subject to tax at the regular corporate income tax rates. In addition, if we fail to distribute during each calendar year at least the sum of (i) 85% of our REIT ordinary income for the year, (ii) 95% of our REIT capital gain for the year and (iii) any undistributed taxable income from prior periods, we will be subject to a 4% excise tax on the excess of those amounts over the amounts actually distributed. Further, if we dispose of any asset subject to the built-in gain rule during the 10-year recognition period, we will be required to distribute at least 95% of any built-in gain, after tax, recognized on the disposition. For this purpose, dividends declared in October, November or December of any calendar year and payable to stockholders of record on a specified date in that month, are treated as paid by us and as received by our stockholders on the last day of the calendar year, provided we actually pay the dividends no later than in January of the following calendar year.
     In addition, we will be required to pay a 4% excise tax on the excess of the required distribution over the amounts actually distributed if we fail to distribute during any calendar year, or in the case of distributions with declaration and record dates falling in the last three months of a calendar year, by the end of the January immediately following that year, at least the sum of 85% of our ordinary income for that year, 95% of our capital gain net income for that year, plus, in each case, any undistributed ordinary income or capital gain net income, as the case may be, from prior periods. Any ordinary income or capital gain net income on which this excise tax is imposed for any year is treated as an amount distributed that year for purposes of calculating the tax.
     Failure to Qualify. If we fail to qualify for taxation as a REIT in any taxable year, and if none of the relief provisions applies, we will be subject to tax, including possibly the alternative minimum tax, on our taxable income at regular corporate rates. The failure to qualify for taxation as a REIT could have a significant adverse effect on the market value and marketability of the securities offered by this prospectus. In any year in which we fail to qualify as a REIT, we will not be able to deduct, and we will not be required to make, distributions to stockholders. As a result, our failure to qualify as a REIT would substantially reduce the amount of our cash available for distribution to stockholders. In that event, to the extent of our current and accumulated earnings and profits, as computed for U.S. federal income tax purposes, all of our distributions to stockholders will be taxable as ordinary income and, subject to applicable limitations, noncorporate stockholders will be eligible for the maximum 15% tax rate on dividends prior to January 1, 2009, and corporate stockholders will be eligible for the dividends received deduction. Unless entitled to relief under specific statutory provisions, we will also be disqualified from taxation as a REIT for the four taxable years following the year during which we lost qualification.
Tax Aspects of the Partnerships
     General. A portion of our investments is held through our partnerships and limited liability companies, which, for U.S. federal income tax purposes, are generally treated as partnerships. References to partnerships in the following discussion also apply to our limited liability companies. In general, partnerships are “pass-through” entities that are not subject to U.S. federal income tax. Rather, partners are allocated their proportionate shares of the items of income, gain, loss, deduction and credit of a partnership and are potentially subject to tax thereon, without regard to whether the partners receive a distribution from the partnership. We include in our income our proportionate share of our partnerships’ income, gain, loss, deduction and credit for purposes of the various REIT income tests and in the computation of our REIT taxable income. In addition, we include our proportionate share of assets held by our partnerships in applying the REIT asset tests.
     Partnership Classification for Tax Purposes. Treasury regulations that are effective as of January 1, 1997 provide that a domestic partnership is generally taxed as a partnership unless it elects to be taxed as an association taxable as a corporation. None of the partnerships in which we are a partner has made or intends to make that election. These Treasury regulations provide that a partnership’s claimed classification will be respected for periods prior to January 1, 1997 if the entity had a reasonable basis for its claimed classification and had not been notified in writing on or before May 8, 1996 that its classification was under examination. If any of our partnerships were treated as an association taxable as a corporation for a prior period, and if (i) our interest in any of those partnerships possessed more than 10% of the total voting power of all of the partnership interests or, for taxable years beginning after December 31, 2000, more than 10% of the total voting power or value of all of the partnership’s interests, or (ii) the value of that interest exceeded 5% of the value of our assets, we would cease to qualify as a REIT for that period and possibly later periods. Moreover, a deemed change in classification of that partnership from an association taxable as a corporation to a partnership effective on or after January 1, 1997 would be a taxable event. We believe that each of our partnerships has been treated properly for tax purposes as a partnership and not as an association taxable as a corporation. However, no assurance can be given that the IRS may not successfully challenge the status of any of our partnerships.

     Tax Allocation with Respect to Our Properties. When property is contributed to a partnership in exchange for an interest in the partnership, the partnership generally takes a carryover basis in that property for tax purposes. That carryover basis is equal to the contributing partner’s adjusted basis in the property rather than the fair market value of the property at the time of contribution. Section 704(c) of the Code requires the allocation of income, gain, loss and deduction attributable to the contributed property in a manner that allocates the unrealized gain or unrealized loss associated with the property at the time of the contribution to the contributing partner. The amount of the unrealized gain or unrealized loss, also known as a “book-tax difference,” generally is equal to the difference between the fair market value of the contributed property at the time of contribution and the adjusted basis of the property at that time. Those allocations are solely for U.S. federal income tax purposes and do not affect the book capital accounts or other economic or legal arrangements among the partners.
     In general, partners who have contributed to our partnerships their interests in properties with a book-tax difference will be allocated lower amounts of depreciation deductions for tax purposes than if those deductions were determined on a pro rata basis. In addition, in the event of the disposition of any of the contributed assets that has a book-tax difference, all taxable income attributable to the book-tax difference generally will be allocated to the contributing partners, and our companies that are the direct partners of our partnerships generally will be allocated only their share of gains attributable to appreciation, if any, occurring after the acquisition of those properties. These allocations will tend to eliminate the book-tax differences over the lives of our partnerships. However, the allocation rules of Section 704(c) of the Code do not always entirely eliminate the book-tax difference on an annual basis or with respect to a specific taxable transaction like a sale. In those cases, the carryover basis of the contributed assets in the hands of our partnerships may cause us to be allocated lower depreciation and other deductions and thereby cause us to be allocated more taxable income than if there were no book-tax difference. As a result, we could recognize taxable income in excess of distributed amounts, which might adversely affect our ability to comply with the REIT distribution requirements, and we may realize income on the distribution of cash because our basis has not increased sufficiently from income allocations. See “Taxation of the Company as a REIT — Annual Distribution Requirements.”
     Basis in Partnership Interests. Our adjusted tax basis in our interest in a partnership generally will be equal to:
•	the amount of cash and the basis of any other property that we contributed to the partnership

•	increased by
•	our allocable share of the partnership’s income, and

•	our allocable share of any indebtedness of the partnership, and
•	decreased, but not below zero, by our allocable share of
•	losses incurred by the partnership,

•	the amount of any cash distributed to us, and

•	the amount of any constructive distributions resulting from a reduction in our share of any indebtedness of the partnership.
     If a partner’s distributive share of a partnership’s loss exceeds the adjusted tax basis of the partner in its partnership interest, the partner will not be entitled to a deduction for that excess loss until and to the extent the partner has an adjusted tax basis in its partnership interest. To the extent distributions by a partnership and any decrease in a partner’s share of indebtedness of the partnership (which is treated as a constructive distribution to the partner) exceed the adjusted tax basis of the partner’s partnership interest, those excess distributions constitute taxable income to the partner. That taxable income generally will be characterized as long-term capital gain if the partner has held its partnership interest for more than one year, subject to a reduced maximum tax rate described below in the case of noncorporate taxpayers. Under current law, capital gains and ordinary income of corporations are taxed at the same marginal rates.

     Sale of the Partnerships’ Properties. Our share of any gain that a partnership recognizes on a sale of any property the partnership holds as inventory or other property held primarily for sale to customers in the ordinary course of business, subject to a statutory safe harbor, will be income from a prohibited transaction that is subject to a 100% penalty tax. Prohibited transaction income may also have an adverse effect on our ability to satisfy the income tests for qualification as a REIT. Under existing law, whether property is held as inventory or primarily for sale to customers in the ordinary course of business is a question of fact that depends on all the facts and circumstances with respect to a particular property. Our partnerships intend to hold their properties for investment with a view to long-term appreciation, to engage in the business of acquiring, developing, owning and operating their properties, and other properties, and to make occasional sales of properties, including peripheral land, consistent with our partnerships’ investment objectives.
Taxation of Holders
U.S. Holders
     A “U.S. Holder” is a beneficial owner of our common stock, preferred stock or other security that, for U.S. federal income tax purposes, is:
•	a citizen or individual resident of the United States;

•	a corporation, including an entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the law of the United States or any of its political subdivisions;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust if (1) a court within the United States is able to exercise primary supervision over the administration of the trust, and one or more United States persons have the authority to control all substantial decisions of the trust, or (2) the trust was in existence on August 20, 1996 and properly elected to continue to be treated as a United States person.
     For any taxable year in which we qualify as a REIT, a taxable U.S. Holder will be taxed as set forth below.
     Dividend Distributions Generally. A distribution we pay on our common or preferred stock to a U.S. Holder, other than a capital gain dividend, will constitute a dividend to the extent paid out of our current or accumulated earnings and profits, as determined for U.S. federal income tax purposes, and, to that extent, will constitute ordinary income. Any distribution we make that exceeds our current and accumulated earnings and profits will be treated first as a tax-free return of capital, reducing the U.S. Holder’s tax basis in our stock to the extent thereof, and thereafter as gain recognized as if the U.S. Holder had sold our stock. Dividends we declare in October, November or December of any year payable to a stockholder of record on a specified date in any of those months will be treated as both paid by us and received by our stockholders on December 31 of that year, provided we actually pay the dividends during January of the following calendar year. We will be deemed to have sufficient earnings and profits to treat as a dividend any distribution we make up to the amount required to be distributed to avoid imposition of the 4% excise tax discussed in “Taxation of the Company as a REIT — Annual Distribution Requirement” above. A U.S. Holder is not allowed to take any loss we may incur into account on his own U.S. federal income tax returns.
     Our dividends are not eligible for the dividends-received deduction generally available to corporations. Our dividends also will not generally constitute “qualified dividend income” eligible for a maximum 15% tax rate in the hands of a noncorporate U.S. Holder. However, our dividends will be designated as “qualified dividend income” and will qualify for the 15% maximum rate in the hands of a U.S. Holder that satisfies the relevant holding period and other requirements if they are attributable to (i) dividends we received from a taxable REIT subsidiary or other corporation that is not a REIT, (ii) dividends we received from other REITs to the extent those dividends qualify for the 15% maximum rate or (iii) income on which we paid tax, for example, because we distributed less than all of our REIT taxable income or sold property acquired from a C corporation within the preceding ten years with a carryover basis. The 15% maximum rate on dividends applies to taxable years beginning after December 31, 2002 and before January 1, 2011. We do not anticipate that a material portion of our distributions will be treated as qualified dividend income.

     Capital Gain Dividends. A U.S. Holder will treat a distribution that we properly designate as a capital gain dividend as long-term capital gain, to the extent it does not exceed our actual net capital gain for the taxable year, without regard to the period the U.S. Holder has held our stock. However, a corporate stockholder may be required to treat up to 20% of certain capital gain dividends as ordinary income. A capital gain dividend is not eligible for the dividends-received deduction available to corporations.
     We may elect to retain and pay U.S. federal income tax on any net capital gain we may recognize in any taxable year. Net capital gain is the excess of net long-term capital gain over net short-term capital loss. In addition, we may elect to treat our stockholders as receiving an amount not in excess of our net capital gain for the taxable year. In that case, a U.S. Holder will include in income his proportionate share of our undistributed net capital gain as long-term capital gain. The U.S. Holder also will be deemed to have paid his proportionate share of tax we paid on our net capital gain and will receive a credit or refund for the amount of that tax in computing his U.S. federal income tax liability. A U.S. Holder’s basis in our shares will increase by the amount of the undistributed long-term capital gain he includes in income, reduced by the U.S. Holder’s share of our tax paid on that gain.
     When a REIT designates a distribution as a capital gain dividend, the REIT may also designate the portions of the distribution that are subject to the different tax rates applicable to different categories of capital gains. Depreciation recapture, for example, is subject to a maximum rate of 25%. These additional designations by the REIT are effective only to the extent they do not exceed certain limitations.
     Certain Dispositions of Shares. In general, a U.S. Holder will recognize capital gain or loss on a sale or other taxable disposition of our stock equal to the difference between (1) the amount of cash and the fair market value of any property he receives on that disposition and (2) the U.S. Holder’s adjusted basis in that stock. The maximum tax rate on adjusted net capital gain recognized by a noncorporate taxpayer in a taxable year ending on or after May 6, 2003 and before January 1, 2011 is 15% and thereafter is 20%. A loss that a U.S. Holder recognizes on a taxable disposition of our stock held for less than six months, after applying certain holding period rules, will be treated as a long-term capital loss to the extent of any capital gain dividend the selling U.S. Holder received on that stock.
     Passive Activity Loss and Investment Interest Limitations. A U.S. Holder may not treat distributions received from us or any gain recognized on a disposition of our stock as passive activity income. Therefore, a U.S. Holder will not be able to apply any “passive losses” against that income or gain. Dividends we pay, to the extent they do not constitute a return of capital, generally will be treated as investment income for purposes of the investment interest limitation, although they will not be treated as investment income unless the recipient elects to treat them as not eligible for the 15% maximum tax rate on dividends, to the extent they qualify. Net capital gain from the disposition of our stock and capital gain dividends generally will be excluded from investment income unless the recipient elects to have that gain taxed as ordinary income.
     Backup Withholding and Information Reporting for our Distributions. We report to our U.S. Holders and to the IRS the amount of dividends we paid during the preceding calendar year and the amount of tax withheld, if any. Under the backup withholding rules, a U.S. Holder may be subject to backup withholding with respect to dividends paid unless the stockholder either is a corporation or comes within certain other exempt categories and, when required, demonstrates that fact, or provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding and otherwise complies with the applicable requirements of the backup withholding rules. A U.S. Holder that does not provide us with a correct taxpayer identification number may also be subject to penalties imposed by the IRS. A U.S. Holder may obtain a credit for or, to the extent entitled, a refund of any amounts withheld under the backup withholding rules, provided the appropriate documentation is provided to the IRS. In addition, we may be required to withhold a portion of any capital gain dividends we make to any U.S. Holders who fail to certify their non-foreign status to us.
     Tax-Exempt Stockholders. Most tax-exempt organizations are not subject to federal income tax except to the extent of their unrelated business taxable income, which is often referred to as UBTI. Unless a tax-exempt stockholder holds our stock as debt financed property or uses our stock in an unrelated trade or business, distributions to the stockholder should not constitute UBTI. Similarly, if a tax-exempt stockholder sells our stock, the income from the sale should not constitute UBTI unless the stockholder held the shares as debt financed property or used the shares in a trade or business.

     However, for tax-exempt stockholders that are social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts and qualified group legal services plans exempt from federal income taxation under Section 50l(c)(7), (c)(9), (c)(17) or (c)(20) of the Code, respectively, income from an investment in our stock will constitute UBTI unless the organization properly sets aside or reserves those amounts for purposes specified in the Code. These tax-exempt stockholders are encouraged to consult their tax advisers concerning these “set aside” and reserve requirements.
     A qualified trust that holds more than 10% by value of the shares of a “pension-held REIT” may be required to treat a certain percentage of that REIT’s distributions as UBTI. A REIT is a “pension-held REIT” only if the REIT would not qualify as a REIT for federal income tax purposes but for the application of a “look-through” exception to the five-or-fewer requirement applicable to shares held by qualified trusts and the REIT is “predominantly held” by qualified trusts. A REIT is predominantly held by qualified trusts if either at least one qualified trust holds more than 25% by value of the REIT interests, or qualified trusts, each owning more than 10% by value of the REIT interests, hold in the aggregate more than 50% of the REIT interests. The percentage of any REIT dividend treated as UBTI is equal to the ratio of (a) the UBTI earned by the REIT, treating the REIT as if it were a qualified trust and therefore subject to tax on UBTI, to (b) the total gross income, less certain associated expenses, of the REIT. If this ratio is less than 5% for any year, the qualified trust will not be treated as having received UBTI as a result of the REIT dividend. For these purposes, a qualified trust is any trust described in Section 401(a) of the Code and exempt from tax under Section 501(a) of the Code. The restrictions on ownership of stock in our charter generally will prevent application of the provisions treating a portion of our distributions as UBTI to a tax-exempt entity holding our stock.
Non-U.S. Holders
     The rules governing the U.S. federal income taxation of a Non-U.S. Holder of our stock or other securities are complex. The following discussion is only a summary of those rules. A Non-U.S. Holder refers to a beneficial owner of our stock or other securities that is a nonresident alien individual, foreign corporation, foreign trust or foreign estate. For purposes of this discussion, “U.S. trade or business income” of a Non-U.S. Holder generally means a dividend, a capital gain dividend, a retained net capital gain or a gain on a sale or other taxable disposition of our stock if that dividend, capital gain dividend, retained net capital gain or gain is (i) effectively connected with trade or business conducted by the Non-U.S. Holder within the United States and (ii) in most cases of a resident of a country with which the United States has an income tax treaty, attributable to a permanent establishment or fixed base of the Non-U.S. Holder in the United States. A prospective Non-U.S. Holder should consult his own tax adviser to determine the effects of federal, state, local and foreign tax laws of an investment in our shares, including any reporting requirements.
     Taxation of Dividends. Distributions to a Non-U.S. Holder of our common or preferred stock that are not attributable to gain from our sale or exchange of a United States real property interest and that we do not designate as capital gain dividends or retained net capital gain will be treated as ordinary dividend income to the extent that they are paid out of our current or accumulated earnings and profits, as determined for U.S. federal income tax purposes. Those distributions generally will be subject to a withholding tax equal to 30% of the gross amount of the distribution unless an applicable tax treaty reduces that tax. Certain tax treaties limit the extent to which dividends paid by a REIT can qualify for a reduction of the withholding tax on dividends. If a dividend is U.S. trade or business income, the Non-U.S. Holder generally will be subject to U.S. federal income tax at graduated rates in the same manner as a U.S. Holder would be taxed with respect to that dividend, and a Non-U.S. Holder that is a corporation may also be subject to the branch profits tax at a rate of 30% (or lower treaty rate). We expect to withhold tax at the rate of 30% of the gross amount of any distributions we make to a Non-U.S. Holder with respect to our stock unless:
•	a lower treaty rate applies, and the Non-U.S. Holder files with us an IRS Form W-8BEN evidencing eligibility for that reduced rate; or

•	the Non-U.S. Holder files an IRS Form W-8ECI with us claiming that the distribution is U.S. trade or business income.

     Any distribution we make that exceeds our current and accumulated earnings and profits will be treated first as a tax-free return of capital, reducing the Non-U.S. Holder’s tax basis in our stock to the extent thereof, and thereafter as gain recognized as if the Non-U.S. Holder sold our stock. Any amount treated as gain recognized on a sale of our stock will be subject to U.S. federal income tax if the Non-U.S. Holder would be subject to tax on an actual sale of our stock, as discussed below. Because we generally cannot determine at the time we make a distribution whether the distribution will exceed our current and accumulated earnings and profits, we normally will withhold tax on the entire amount of a distribution at the same rate we would withhold on a dividend. However, amounts so withheld are creditable against the Non-U.S. Holder’s U.S. federal income tax liability, if any, or are refundable by the IRS to the extent the Non-U.S. Holder has overpaid its U.S. federal income tax liability. We are also required to withhold 10% of any distribution in excess of our current and accumulated earnings and profits if our stock is a United States real properly interest. As discussed below, our stock would be a United States real property interest if we are not a domestically-controlled REIT and if our stock is not regularly traded on an established securities market (or, even if it is so regularly traded, stock held by a stockholder that owns, or has owned at any time during the five-year period ending on the date of disposition, more than 5% of our stock would be a United States real property interest). We believe that our stock is regularly traded on an established securities market, in which case our stock held by a stockholder that has not owned more than 5% of our stock at any time during the five-year period ending on the date of disposition would not be a United States real property interest. In addition, we believe that we should be a domestically-controlled REIT, in which case our stock would not be a United States real property interest, although no assurance can be given that we will not become, or that we are not now, a non-domestically-controlled REIT. Although we intend to withhold at a rate of 30% on the entire amount of any distribution we pay to Non-U.S. Holders, to the extent we do not do so, we may withhold at a rate of 10% on any portion of a distribution not subject to withholding at a rate of 30%.
     After the taxable year ending December 31, 2005, any distribution we make that is attributable to gain from our sale or exchange of a United States real property interest, that we do not designate as a capital gain dividend and that we make with respect to any class of stock that is “regularly traded” on an established securities market to a Non-U.S. Holder that did not own more than 5% of that class of stock at any time during the one-year period ending on the date of the distribution, is treated as an ordinary dividend subject to withholding at a rate of 30% (or any lower applicable tax treaty rate). Those dividends generally will not be required to be reported on a U.S. federal income tax return by the recipients thereof and will not be subject to the branch profits tax in the hands of corporate U.S. Holders.
     In taxable years prior to the taxable year ending December 31, 2005, distributions attributable to gain from our sales or exchanges of United States real property interests were taxable to Non-U.S. Holders under the provisions of the Foreign Investment in Real Property Tax Act of 1980, as amended, known as “FIRPTA”. Under FIRPTA, those distributions were taxed to a Non-U.S. Holder as if the gains were U.S. trade or business income. Thus, Non-U.S. Holders were taxed on those distributions at the same capital gain rates applicable to U.S. Holders (subject to any applicable alternative minimum tax and special alternative minimum tax in the case of nonresident alien individuals), without regard to whether we designated the distributions as capital gain dividends. Distributions subject to FIRPTA were also subject to the 30% branch profits tax in the hands of a corporate Non-U.S. Holder unless the Non-U.S. Holder was entitled to treaty relief or another exemption. Treasury regulations under FIRPTA required us to withhold 35% of any distribution that we could designate as a capital gain dividend. In addition, although the law was not entirely clear on the matter, it appeared that amounts we designated as undistributed capital gains in respect of our stock were treated in the same manner as actual distributions of dividends. Under that approach, Non-U.S. Holders would be able to offset as a credit against their U.S. federal income tax liability their proportionate shares of the tax we paid on these undistributed capital gains. In addition, a Non-U.S. Holder would be able to receive a refund from the IRS to the extent the Non-U.S. Holder’s proportionate share of the tax we paid exceeded such Non-U.S. Holder’s actual federal income tax liability.

     Sales of Our Stock by a Non-U.S. Holder. Gain recognized by a Non-U.S. Holder upon a sale of our stock generally will not be subject to U.S. federal income tax under FIRPTA if we are a domestically-controlled REIT. A domestically-controlled REIT is a REIT in which at all times during the five-year period ending on the date of disposition less than 50% in value of the stock was held directly or indirectly by Non-U.S. Holders. We believe that we should be a domestically-controlled REIT and that, therefore, gain that a Non-U.S. Holder recognizes on a sale or other taxable disposition of our stock would not be subject to U.S. federal income tax, although we cannot provide any assurance to that effect. Because our stock is publicly traded, we cannot assure our investors that we are or will remain a domestically-controlled REIT. Even if we are not a domestically-controlled REIT, however, a Non-U.S. Holder that does not own, actually and constructively, more than 5% of our stock at any time during the five-year period ending on the date of disposition will not be subject to U.S. federal income tax pursuant to FIRPTA on any gain recognized on a sale or other taxable disposition of our stock if our stock is traded on an established securities market, like the New York Stock Exchange, where our stock is currently listed. Even if we are a domestically-controlled REIT, upon disposition of our common stock (subject to the 5% exception applicable to regularly traded stock described above), a Non-U.S. Holder may be treated as having gain from the sale or exchange of a United States real property interest if the Non-U.S. Holder (1) disposes of our common stock within a 30-day period preceding the ex-dividend date of a distribution, any portion of which, but for the disposition, would have been treated as gain from the sale or exchange of a United States real property interest and (2) acquires, or enters into a contract or option to acquire, or is deemed to acquire, other shares of our common stock within 30 days after that ex-dividend date.
     If gain recognized on a sale or other taxable disposition of our stock were subject to tax under FIRPTA, the Non-U.S. Holder generally would be subject to U.S. federal income tax on that gain in the same manner as would a U.S. Holder.
     A purchaser of our stock from a Non-U.S. Holder will not be required to withhold on the purchase price if our stock is regularly traded on an established securities market or if we are a domestically-controlled REIT. Otherwise, a purchaser of our stock generally would be required to withhold 10% of the purchase price and remit that amount to the IRS unless the purchaser receives appropriate certification from the seller that it is a U.S. Holder or that another exemption from withholding applies. Our stock currently is traded on the New York Stock Exchange. We believe that our stock is regularly traded on an established securities market at this time. In addition, we believe that we should be a domestically-controlled REIT, although no assurance can be given that we will not become, or that we are not now, a non-domestically-controlled REIT.
     Gain recognized by a Non-U.S. Holder on a sale or other taxable disposition of our stock which is not subject to FIRPTA nevertheless will be subject to U.S. federal income tax if:
•	income from the Non-U.S. Holder’s investment in our stock is U.S. trade or business income, in which case the Non-U.S. Holder will be subject to U.S. federal income tax on that gain in the same manner as would a U.S. Holder, subject to the alternative minimum tax, a special alternative minimum tax in the case of nonresident alien individuals, and the possible application of the branch profits tax at a rate of 30% (or lower treaty rate) in the case of a Non-U.S. Holder that is a corporation; or

•	the Non-U.S. Holder is a nonresident alien individual who was present in the United States for 183 days or more during the taxable year and other conditions are met, in which case the nonresident alien individual will be subject to a 30% tax on the individual’s net U.S. source capital gain.
     U.S. Estate Tax. Upon the death of an individual Non-U.S. Holder, that individual’s stock will be treated as part of his U.S. estate for purposes of the U.S. estate tax, except as an applicable estate tax treaty may provide otherwise.

     Backup Withholding Tax and Information Reporting. If the proceeds of a disposition of our stock are paid by or through a U.S. office of a broker-dealer, the payment is generally subject to information reporting and backup withholding unless the disposing Non-U.S. Holder certifies as to his name, address and non-U.S. status or otherwise establishes an exemption. Generally, U.S. information reporting and backup withholding will not apply to a payment of disposition proceeds if the payment is made outside the United States through a foreign office of a foreign broker-dealer. If the proceeds from a disposition of our stock are paid to or through a foreign office of a U.S. broker-dealer or a non-U.S. office of a foreign broker-dealer that is
•	a “controlled foreign corporation” for U.S. federal income tax purposes,

•	a foreign person 50% or more of whose gross income from all sources for a three-year period was effectively connected with trade or business conducted by that person within the United States,

•	a foreign partnership with one or more partners who are U.S. persons and who in the aggregate hold more than 50% of the income or capital interest in the partnership, or

•	a foreign partnership engaged in the conduct of trade or business in the United States,
(i) backup withholding will not apply unless the broker-dealer has actual knowledge that the owner is a United States person, and (ii) information reporting will not apply if the Non-U.S. Holder satisfies certification requirements regarding its status as not a United States person.
State and Local Tax
     We may be subject to state and local tax in various states and localities. Our stockholders also may be subject to state and local tax in various states and localities. The tax treatment to us and to our stockholders in those jurisdictions may differ from the U.S. federal income tax treatment described above. Consequently, before you buy our shares, you should consult your own tax adviser regarding the effect of state and local tax laws on an investment in our shares.

PLAN OF DISTRIBUTION
     Pursuant to our obligations under the Exchange Agreement, we are registering the shares of common stock covered by this prospectus and any applicable prospectus supplement for the benefit of the Selling Stockholder, and we have agreed to indemnify the Selling Stockholder against certain liabilities related to the sale of the common stock, including liabilities arising under the Securities Act. We will bear all fees and expenses incident to our obligation to register the shares of common stock.
     The Selling Stockholder will act independently of Equity One in making decisions with respect to the timing, manner and size of each and any sale. The Selling Stockholder may sell the shares from time to time in one or more transactions on the New York Stock Exchange or otherwise, at market prices prevailing at the time of sale, at a fixed offering price that may be changed, at varying prices determined at the time of sale or at negotiated prices. The Selling Stockholder may, subject to market conditions, dispose of its entire holding of our common stock. We will not receive any proceeds from the sale of shares included in this prospectus. The shares may be sold at various times by one or more means, including, but not limited to, the following:
•	through underwriters, brokers or dealers (who may act as agent or principal and who may receive compensation in the form of discounts, concessions or commissions from the Selling Stockholder, the purchaser or such other persons who may be effecting such sales) for resale to the public or to institutional investors at various times;

•	through negotiated transactions, including, but not limited to, block trades in which the broker or dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	through purchases by a broker or dealer as principal and resale by that broker or dealer for its account;

•	on any national securities exchange or quotation service on which the shares may be listed or quoted at the time of sale at market prices prevailing at the time of sale, at prices related to such prevailing market prices, or at negotiated prices;

•	in private transactions other than exchange or quotation service transactions;

•	short sales, purchases or sales of put, call or other types of options, forward delivery contracts, swaps, offerings of structured equity-linked securities or other derivative transactions or securities;

•	hedging transactions, including, but not limited to:
•	transactions with a broker-dealer or its affiliate, whereby the broker-dealer or its affiliate will engage in short sales of shares and may use shares to close out its short position;

•	options or other types of transactions that require the delivery of shares to a broker-dealer or an affiliate thereof, who will then resell or transfer the shares; or

•	loans or pledges of shares to a broker-dealer or an affiliate, who may sell the loaned shares or, in an event of default in the case of a pledge, sell the pledged shares;
•	through offerings of securities exercisable, convertible or exchangeable for shares, including, without limitation, securities issued by trusts, investment companies or other entities;

•	offerings directly to one or more purchasers, including institutional investors;

•	through ordinary brokerage transactions and transactions in which a broker solicits purchasers;

•	through distribution to the securityholders of the Selling Stockholder;

•	by pledge to secure debts and other obligations;

•	through a combination of any such methods of sale; or

•	through any other method permitted under applicable law.

     Additionally, the Selling Stockholder may resell all or a portion of its shares in open market transactions in reliance upon Rule 144 under the Securities Act provided it meets the criteria and conforms to the requirements of Rule 144.
     The Selling Stockholder may negotiate and pay broker-dealers’ commissions, discounts or concessions for their services. Broker-dealers engaged by the Selling Stockholder may allow other broker-dealers to participate in resales.
     The Selling Stockholder has acknowledged its obligations to comply with the provisions of the Securities Exchange Act of 1934, as amended, and the rules thereunder relating to stock manipulation, particularly Regulation M.
     We are not aware of any plans, arrangements or understandings between the Selling Stockholder and any underwriter, broker-dealer or agent regarding the sale of shares of common stock by the Selling Stockholder.
LEGAL MATTERS
     Certain legal matters with respect to the validity of the securities offered under this prospectus and any supplement hereto, as well as certain tax matters, will be passed upon for us by Greenberg Traurig, P.A., Miami, Florida. Venable LLP, Baltimore, Maryland, will pass upon certain matters of Maryland law. Counsel for any underwriter or agents will be noted in any applicable prospectus supplement.
EXPERTS
     The consolidated financial statements appearing in our Annual Report (Form 10-K) for the year ended December 31, 2008 (including the schedules appearing therein), and the effectiveness of our internal control over financial reporting as of December 31, 2008 have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.
WHERE YOU CAN FIND MORE INFORMATION
     We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E. Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information that we file electronically with the SEC and which are available at the SEC’s web site at: http://www.sec.gov. You can also inspect reports and other information we file at the offices of the New York Stock Exchange, 20 Broad Street, 17th Floor, New York, New York 10005.
     This prospectus is part of a registration statement that we filed with the SEC. The registration statement contains more information than this prospectus regarding us and our common stock, including certain exhibits. You can obtain a copy of the registration statement from the SEC at the address listed above or from the SEC’s web site listed above.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE
     The SEC allows us to “incorporate by reference” some of the documents we file with it into this prospectus, which means:
•	we can disclose important information to you by referring you to those documents;

•	the information incorporated by reference is considered to be part of this prospectus; and

•	later information that we file with the SEC will automatically update and supersede this information.
     We incorporate by reference the documents listed below:
•	our Annual Report on Form 10-K for the fiscal year ended December 31, 2008;

•	our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2009, June 30, 2009 and September 30, 2009;

•	our Current Reports on Form 8-K filed on January 12, 2009, February 6, 2009, March 31, 2009, April 14, 2009, December 3, 2009 and December 9, 2009 (not including any information furnished under Items 2.02, 7.01 or 9.01 of Form 8-K, which information is not incorporated by reference herein);

•	our Definitive Proxy Statement, filed in connection with our 2009 Annual Meeting of Stockholders; and

•	the description of our common stock filed as part of our Registration Statement (File No. 001-13499) on Form 8-A filed on October 15, 1997.
     In addition, all documents subsequently filed by us pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act (not including any information furnished under Item 2.02, 7.01 or 9.01 of Form 8-K and any other information that is identified as “furnished” rather than filed, which information is not incorporated by reference herein) prior to the termination of the offering (including any such document filed by us prior to the effectiveness of this registration statement), will be deemed to be incorporated herein by reference and to be a part of this registration statement from the date of filing of such documents. Any statement contained in a document incorporated herein by reference will be deemed to be modified or superseded for purposes of this registration statement to the extent that a statement contained herein, or in a subsequently filed document incorporated herein by reference, modifies or supersedes the statement. Any statement modified or superseded will not be deemed, except as modified or superseded, to constitute a part of this registration statement.
     We will provide without charge to each person, including any stockholder (or beneficial owner), to whom a prospectus is delivered, upon written or oral request of that person, a copy of any and all of the information that has been incorporated by reference in this prospectus (excluding exhibits unless specifically incorporated by reference into those documents). Please direct requests to us at the following address:
Equity One, Inc.
1600 N.E. Miami Gardens Drive
North Miami Beach, Florida 33179
Attention: Investor Relations
(305) 947-1664

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.	Other Expenses of Issuance and Distribution.
     The following is a statement of the estimated expenses to be incurred by us in connection with the issuance and distribution of the securities.

Securities and Exchange Commission Registration Fee	$701
Legal Fees and Expenses	30,000
Accounting Fees and Expenses	20,000
Printing and Engraving Expenses	10,000
Miscellaneous	5,000

Total	$65,701

     All amounts except the Securities and Exchange Commission registration fee are estimated.

Item 15.	Limitation of Liability and Indemnification of Directors and Officers.
     The Maryland General Corporation Law permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages except for liability resulting from (a) actual receipt of an improper benefit or profit in money, property or services or (b) active and deliberate dishonesty established by a final judgment as being material to the cause of action. Our charter contains such a provision, which limits such liability to the maximum extent permitted by Maryland law. This provision does not limit our ability, or our stockholders’ ability, to obtain other relief, such as an injunction or rescission.
     Our charter and bylaws authorize and obligate us, to the maximum extent permitted by Maryland law, to indemnify and to pay or reimburse reasonable expenses in advance of final disposition of a proceeding to any present or former director or officer who is made a party to the proceeding by reason of his or her service in that capacity or any individual who, while serving as a director on our board, and at our request, serves or has served another corporation, REIT, partnership, joint venture, trust, employee benefit plan or any other enterprise as a director, officer, partner or trustee of such corporation, REIT, partnership, joint venture, trust, employee benefit plan or other enterprise and who is made a party to the proceeding by reason of his or her service in that capacity. Our charter and bylaws also permit us to indemnify and advance expenses to any person who served a predecessor to us in any of the capacities described above and to any of our employees or agents, or employees or agents of us or a predecessor.
     Maryland law requires a corporation, unless its charter provides otherwise, which our charter does not, to indemnify a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he or she is made a party by reason of his or her service in that capacity. Maryland law also permits a corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made a party by reason of their service in those or other capacities unless it is established that the act or omission of the director or officer was material to the matter giving rise to the proceeding and was committed in bad faith or was the result of active and deliberate dishonesty, the director or officer actually received an improper personal benefit in money, property or services or, in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful. However, under Maryland law, a Maryland corporation may not indemnify for an adverse judgment in a suit by or in the right of the corporation or for a judgment of liability on the basis that a personal benefit was improperly received, unless in either case a court orders indemnification and then only for expenses. In addition, Maryland law permits a corporation to advance reasonable expenses to a director or officer upon our receipt of a written affirmation by the director or officer of his good faith belief that he has met the standard of conduct necessary for indemnification by us and a written undertaking by him or on his behalf to repay the amount paid or reimbursed by us if it shall ultimately be determined that the standard of conduct was not met.

     We have entered into indemnification agreements with each member of the board of directors. The indemnification agreements require, among other things, that we indemnify to the fullest extent permitted by law and advance to each indemnified director all related expenses, subject to reimbursement if it is subsequently determined that indemnification is not permitted. Under the indemnification agreements, we must also indemnify and advance all expenses incurred by an indemnified director seeking to enforce his rights under the indemnification agreements and may cover executive officers and directors under our directors’ and officers’ liability insurance. Although the form of indemnification agreement offers substantially the same scope of coverage afforded by law, it provides greater assurance to directors and executive officers that indemnification will be available, because, as a contract, it cannot be modified unilaterally in the future by the board of directors or the stockholders to eliminate the rights it provides.
     It is the position of the Securities and Exchange Commission that indemnification of directors and officers for liabilities arising under the Securities Act is against public policy and is unenforceable pursuant to Section 14 of the Securities Act.
Item 16. Exhibits

Exhibit
Number	Description
4.1	Form of Stock Certificate (incorporated by reference to exhibit 4.1 to the Registration Statement on Form S-11, as amended, filed on August 20, 1997, SEC File No. 333-33977).

5.1	Opinion of Venable LLP regarding the legality of the offered common stock.

8.1	Opinion of Greenberg Traurig, P.A. as to certain federal income taxation matters.

23.1	Consent of Ernst & Young LLP.

23.4	Consent of Venable LLP (contained in legal opinion filed as Exhibit 5.1).

23.5	Consent of Greenberg Traurig, P.A. (contained in legal opinion filed as Exhibit 8.1).

24.1	Powers of Attorney (included on signature pages hereto).

Item 17.	Undertakings.
     (a) The undersigned registrant hereby undertakes:
     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:
     (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;
     (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;
     (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (a)(1)(i), (a)(1)(ii) and (a)(1)(iii) do not apply if the registration statement is on Form S-3 and the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.
     (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
     (4) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:
     (i) Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and
     (ii) Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5) or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii) or (x) for the purpose of providing the information required by section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which the prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.

     (5) That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:
     (i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;
     (ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;
     (iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of an undersigned registrant; and
     (iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.
     (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
     (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES
     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Miami, State of Florida, on February 26, 2010.

EQUITY ONE, INC.
By:	/s/ Arthur L. Gallagher
Arthur L. Gallagher
Executive Vice President and General Counsel

POWER OF ATTORNEY
     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Jeffrey S. Olson and Arthur L. Gallagher his true and lawful attorneys-in-fact, each acting alone, with full powers of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any or all amendments, including any post-effective amendments, to this registration statement, and to file the same, with exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that said attorneys-in-fact or their substitutes, each acting alone, may lawfully do or cause to be done by virtue hereof.
     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Jeffrey S. Olson Jeffrey S. Olson	Chief Executive Officer and Director (Principal Executive Officer)	February 26, 2010
/s/ Mark Langer Mark Langer	Executive Vice President and Chief Financial Officer (Principal Accounting and Financial Officer)	February 26, 2010
/s/ Chaim Katzman Chaim Katzman	Chairman of the Board	February 26, 2010
/s/ Noam Ben Ozer Noam Ben Ozer	Director	February 26, 2010
James S. Cassel	Director
Cynthia Cohen	Director
/s/ Neil Flanzraich Neil Flanzraich	Director	February 26, 2010
/s/ Nathan Hetz Nathan Hetz	Director	February 26, 2010
/s/ Peter Linneman Peter Linneman	Director	February 26, 2010
/s/ Dori Segal Dori Segal	Vice Chairman of the Board	February 26, 2010

INDEX TO EXHIBITS

Exhibit	Description
5.1	Opinion of Venable LLP regarding the legality of the offered common stock.

8.1	Opinion of Greenberg Traurig, P.A. as to certain federal income taxation matters.

23.1	Consent of Ernst & Young LLP.